UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces positive result of phase III study with radioligand therapy 177Lu-PSMA-617 in patients with advanced prostate cancer

  Phase III VISION study with 177Lu-PSMA-617 met both primary endpoints, significantly improving overall survival (OS) and radiographic progression-free survival (rPFS) in patients with PSMA-positive metastatic castration-resistant prostate cancer1
  VISION trial findings to be presented at upcoming medical meeting, with regulatory submissions in the US and EU anticipated in 2021
  Novartis is committed to reimagining prostate cancer through targeted radioligand therapy with 177Lu-PSMA-617
  More than 15 dedicated early to late development and research programs underway to identify the next wave of radioligand therapies for cancer

Basel, March, 23, 2021 — Novartis today reported the first interpretable results of the Phase III VISION study evaluating the efficacy and safety of 177Lu-PSMA-617, a targeted radioligand therapy in patients with progressive PSMA-positive metastatic castration-resistant prostate cancer (mCRPC) compared to best standard of care alone. The trial met both primary endpoints of overall survival and radiographic progression-free survival1, helping to move closer the ambition of becoming the targeted treatment for >80% of patients with advanced prostate cancer. The safety profile was consistent with data reported in previous clinical studies1. Results from the VISION trial will be presented at an upcoming medical meeting and included in US and EU regulatory submissions.

“Patients with metastatic castration-resistant prostate cancer have a less than 1 in 6 chance of surviving 5 years2 and need new treatment options. These groundbreaking data confirm our belief in the potential of 177Lu-PSMA-617 to reimagine outcomes for these patients through phenotypic precision medicine. We intend to submit these data to regulatory authorities as soon as possible,” said John Tsai, Head of Global Drug Development and Chief Medical Officer for Novartis. “We would like to thank the patients who volunteered to participate in this study as well as the clinical teams at each of the trial sites. We would not be able to realize our commitment to reimagining medicine without the partnership of patients and their families.”

Radioligand therapy combines a targeting compound that binds to markers expressed by tumors and a radioactive isotope, causing DNA damage that inhibits tumor growth and replication. This therapeutic approach enables targeted delivery of radiation to the tumor, while limiting damage to the surrounding normal tissue. Novartis has established global expertise and specialized supply chain and manufacturing capabilities across its network of four radioligand therapy production sites, and is further increasing capacity to ensure delivery of radioligand therapies like 177Lu-PSMA-617 to patients in need.

Novartis is the only pharmaceutical company which is pursuing four different cancer treatment platforms. These include radioligand therapy, cell and gene therapy, and targeted therapy and immunotherapy, with an opportunity to combine these platforms for the best outcomes for each cancer patient.

About Advanced Prostate Cancer
Prostate cancer is a form of cancer that develops in the prostate gland, a small walnut shaped gland in the pelvis of men. In castration resistant prostate cancer (CRPC), the tumor shows signs of growth, such as rising Prostate Specific Antigen (PSA) levels, despite the use of hormone treatments that lower testosterone3. In metastatic CRPC (mCRPC), the tumor spreads to other parts of the body, such as neighboring organs or bones and remains unresponsive to hormone treatment4. The five-year survival rate for patients with mCRPC is approximately 15%2.

About Phenotypic Precision Medicine in Advanced Prostate Cancer
Despite advances in prostate cancer care, there is a high unmet need for new targeted treatment options to improve outcomes for patients with metastatic castration resistant prostate cancer. More than 80% of prostate cancer tumors highly express a phenotypic biomarker5 called Prostate Specific Membrane Antigen (PSMA)4,6-9, making it a promising diagnostic (through positron emission tomography (PET) scan imaging) and therapeutic target for radioligand therapy6.

About 177Lu-PSMA-617
177Lu-PSMA-617 is an investigational PSMA-targeted radioligand therapy for metastatic castration-resistant prostate cancer. It is a type of precision cancer treatment combining a targeting compound (ligand) with a therapeutic radioisotope (a radioactive particle)10-12. After administration into the bloodstream, 177Lu-PSMA-617 binds to prostate cancer cells that express PSMA13, a transmembrane protein, with high tumor-to-normal tissue uptake10,14,15. Once bound, emissions from the radioisotope damage tumor cells, disrupting their ability to replicate and/or triggering cell death. The radiation from the radioisotope works over very short distances to limit damage to surrounding cells14,16.

About VISION
VISION is an international, prospective, randomized, open-label, multicenter, phase III study to assess the efficacy and safety of 177Lu-PSMA-617 (7.4 GBq administered by i.v. infusion every 6 weeks for a maximum of 6 cycles) plus investigator-chosen best standard of care in the investigational arm, versus best standard of care in the control arm17. Patients with PSMA PET-scan positive mCRPC, and progression after prior taxane and androgen receptor-directed therapy (ARDT), were randomized in a 2:1 ratio in favor of the investigational arm. The alternate primary endpoints were rPFS and OS. The study enrolled 831 patients1.

Disclaimer
This media update contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “will,” “would,” “anticipated,” “believe,” “committed,” “commitment,” “investigational,” “evaluating,” “promising,” “ambition,” “opportunity,” “upcoming,” “pursuing,” “underway,” “to ensure,” “intend,” “to submit,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for 177Lu-PSMA-617, or regarding potential future revenues from 177Lu-PSMA-617 . You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that 177Lu-PSMA-617 will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that 177Lu-PSMA-617  will be commercially successful in the future. In particular, our expectations regarding 177Lu-PSMA-617 could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this media update as of this date and does not undertake any obligation to update any forward-looking statements contained in this media update as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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References

  Novartis Data on File
  Moreira DM, Howard LE, Sourbeer KN, et al. Predicting time from metastasis to overall survival in castration-resistant prostate cancer: results from SEARCH. Clin Genitourin Cancer 2017;15(1):60–66.e2.
  Kirby M, Hirst C, Crawford ED. Characterising the castration-resistant prostate cancer population: a systematic review. Int J Clin Pract 2011;65(11):1180–92
  Hupe MC, Philippi C, Roth D, et al. Expression of prostate-specific membrane antigen (PSMA) on biopsies is an independent risk stratifier of prostate cancer patients at time of initial diagnosis. Front Oncol 2018;8:623.
  Sant GR, Knopf KB, Albala DM. Live-single-cell phenotypic cancer biomarkers-future role in precision oncology? NPJ Precision Oncology 2017;1(1):21
  Bostwick DG, Pacelli A, Blute M, et al. Prostate specific membrane antigen expression in prostatic intraepithelial neoplasia and adenocarcinoma: a study of 184 cases. Cancer 1998;82(11):2256–61
  Minner S, Wittmer C, Graefen M, et al. High level PSMA expression is associated with early PSA recurrence in surgically treated prostate cancer. Prostate 2011;71(3):281–8
  Hope TA, Aggarwal R, Chee B, et al. Impact of 68Ga-PSMA-11 PET on management in patients with biochemically recurrent prostate cancer. J Nucl Med 2017;58(12):1956–61
  Pomykala KL, Czernin J, Grogan TR, et al. Total-body 68Ga-PSMA-11 PET/CT for bone metastasis detection in prostate cancer patients: potential impact on bone scan guidelines. J Nucl Med 2020;61(3):405–11
  Boyd M, Cunningham SH, Brown MM, et al. Noradrenaline transporter gene transfer for radiation cell kill by 131I meta-iodobenzylguanidine. Gene Ther 1999;6(6):1147–52
  Eder M, Schäfer M, Bauder-Wüst U, et al. 68Ga-complex lipophilicity and the targeting property of a urea-based PSMA inhibitor for PET imaging. Bioconjug Chem 2012;23(4):688–97.
  Benešová M, Schäfer M, Bauder-Wüst U, et al. Preclinical evaluation of a tailor-made DOTA-conjugated PSMA inhibitor with optimized linker moiety for imaging and endoradiotherapy of prostate cancer. J Nucl Med 2015;56(6):914–20
  Haberkorn U, Eder M, Kopka K, et al. New Strategies in Prostate Cancer: Prostate-Specific Membrane Antigen (PSMA) Ligands for Diagnosis and Therapy. Clin Cancer Res 2016;22(1):9–15.
  Violet J, Jackson P, Ferdinandus J, et al. Dosimetry of (177)Lu-PSMA-617 in metastatic castration-resistant prostate cancer: correlations between pretherapeutic imaging and whole-body tumor dosimetry with treatment outcomes. J Nucl Med 2019;60(4):517–23
  Current K, Meyer C, Magyar CE, et al. Investigating PSMA-targeted radioligand therapy efficacy as a function of cellular PSMA levels and intra-tumoral PSMA heterogeneity. Clin Cancer Res 2020;26(12):2946–55
  Hofman MS, Violet J, Hicks RJ, et al. [(177)Lu]-PSMA-617 radionuclide treatment in patients with metastatic castration-resistant prostate cancer (LuPSMA trial): a single-centre, single-arm, phase 2 study. Lancet Oncol 2018;19(6):825–33
  Sartor AO, Morris MJ, Krause BJ. VISION: an international, prospective, open-label, multicenter, randomized phase 3 study of 177Lu-PSMA-617 in the treatment of patients with progressive PSMA-positive metastatic castration-resistant prostate cancer (mCRPC). J Clin Oncol 2019;37(15 suppl):TPS5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 23, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting